Full House Resorts, Inc.

One Summerlin

1980 Festival Plaza Drive, Suite 680

Las Vegas, Nevada 89135

January 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Stacie Gorman

Re:Full House Resorts, Inc.

Registration Statement on Form S-3

File No. 333-251778

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Full House Resorts, Inc. hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 12:00 p.m., Eastern Standard Time on January 7, 2021, or as soon as practicable thereafter.

Very truly yours,

Full House Resorts, Inc.

By:	/s/ Lewis Fanger
Name:	Lewis Fanger
Title:	Chief Financial Officer